SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statement on
Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos.
333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-
7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.             Press release: Cerberus takes over majority interest in Chrysler Group and related financial services business for € 5.5 billion ($ 7.4 billion) from Daimler Chrysler

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Interim Report:

This document contains forward-looking statements that reflect our current views about future events, including, among others, the pendency and consummation of the transaction with Cerberus Capital Management, L.P. regarding Chrysler Group. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should' and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; our ability to close the transaction with Cerberus Capital Management, L.P., regarding Chrysler Group; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

1

Cerberus takes over majority interest in Chrysler Group and related financial services business for €5.5 billion ($7.4 billion) from DaimlerChrysler

DaimlerChrysler AG / Strategic Company Decision

•                     Affiliate of Cerberus to acquire 80.1% equity interest in new company Chrysler Holding LLC; DaimlerChrysler AG to retain 19.9%

•                     Obligations for pensions and healthcare costs to be retained by Chrysler companies

•                     Transaction expected to result in net cash outflow of €0.5 billion for DaimlerChrysler

•                     DaimlerChrysler’s net profit according to IFRS in 2007 to be reduced in a range of €3-4 billion

•                     Equity ratio of DaimlerChrysler’s industrial business is expected to be over 40% by the beginning of 2008

•                     Extraordinary Shareholders’ Meeting to decide on change of name to Daimler AG

•                     DaimlerChrysler CEO Dieter Zetsche on the realignment of DaimlerChrysler AG: ‘We will be the leading manufacturer of premium vehicles and a provider of premium services in every market segment we serve worldwide.’

•                     UAW President Ron Gettelfinger: ‘The transaction with Cerberus is in the best interests of our UAW members, the Chrysler Group and Daimler.’

•                     Cerberus Capital Management Chairman John Snow: ‘Cerberus believes in the inherent strength of U.S. manufacturing and of the U.S. auto industry. Most importantly, we believe in Chrysler.’

Stuttgart — The Board of Management of DaimlerChrysler AG (stock-exchange abbreviation DCX) has today decided, subject to the approval of the Supervisory Board, on the future concept for the Chrysler Group and the realignment of DaimlerChrysler AG. Completion of the transaction is subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals and Cerberus financing arrangements. Details will be explained at a press conference in Stuttgart today at 2 p.m.

Structure of the transaction

•                     An affiliate of private equity firm Cerberus Capital Management, L.P., New York, will make a capital contribution of €5.5 billion ($7.4 billion) in return for an 80.1% equity interest in the future new company, Chrysler Holding LLC. DaimlerChrysler will hold a 19.9% equity interest in the new company. Chrysler Holding LLC will hold 100% each of the future Chrysler Corporation LLC, which produces and sells Chrysler, Dodge and Jeep® vehicles, and the future Chrysler Financial Services LLC, which provides financial services for these vehicles in the NAFTA region.

•                     Of the total capital contribution of €5.5 billion, €3.7 billion will flow into the industrial business (Chrysler Corporation LLC) and €0.8 billion will flow into the financial services business in order to strengthen the equity base of both businesses. DaimlerChrysler will receive the balance of €1.0 billion. In addition, DaimlerChrysler will grant a loan of €0.3 billion to Chrysler Corporation LLC.

•                     According to the agreement, upon the closing of the transaction, DaimlerChrysler will transfer the industrial business of the Chrysler Group completely free of debt. Due to the Chrysler Group’s anticipated negative cash flow until closing in connection with its restructuring plan, the transaction will give rise to a cash outflow of €1.2 billion for DaimlerChrysler. The overall net cash outflow resulting from the transaction will therefore be €0.5 billion. In addition, DaimlerChrysler will have to discharge long-term liabilities of the Chrysler Group in connection with the transaction. This will result in prepayment compensation of approximately €650 million, to be borne by DaimlerChrysler. The usual transaction costs will also be incurred.

•                     The Chrysler Group’s financial obligations for pension and healthcare benefits towards its employees and the employees of the financial services business related to the Chrysler Group will be retained by the Chrysler companies. The pension plans are significantly over-funded at present.

Effects on key figures

The transaction will have the following effects on DaimlerChrysler AG:

•                     In total, current estimates indicate that net profit according to IFRS in 2007 will be reduced by €3-4 billion.

•                     Due to the deconsolidation of the Chrysler companies and the resulting reduction in the balance-sheet total, the equity ratio of DaimlerChrysler’s industrial business is expected to increase to more than 40% by the beginning of 2008.

•                     There will be no changes relating to the bonds issued and guaranteed by DaimlerChrysler AG. In the financial services business for the Chrysler, Jeep ® and Dodge brands, Cerberus will take over the financing previously provided by DaimlerChrysler AG.

•                     The 19.9% equity interest held by DaimlerChrysler AG in the new company Chrysler Holding LLC will be included after closing at equity in the Van, Bus, Others segment.

•                     The closing of the transaction is expected to take place in the third quarter of 2007.

For the reader’s convenience, the financial information has been translated from euros into US dollars at an assumed rate of €1 = $1.35. The convenience translation does not mean that the euro amounts actually represent the corresponding dollar amounts stated or that they could be converted into dollars at the assumed rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: May 14, 2007